UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

____________________

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Debentures Issuance by Stone Pagamentos S.A.

StoneCo Ltd. (the “Company”) hereby announces that StoneCo. Brasil Participações S.A., the sole member of Stone Pagamentos S.A. (“Stone Pagamentos”), a corporation (sociedade anônima) formed under the laws of the Federative Republic of Brazil and a wholly-owned subsidiary of the Company, on June 12, 2019 approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, pursuant to CVM Rule No. 476, dated as of January 16, 2009, as amended (“CVM Rule 476”), in the total amount of up to four hundred million reais (R$400,000,000.00) (“Debentures” and the “Offer”, respectively), maturing in 2022. The Debentures will be secured by Stone’s accounts receivable from card issuers and will bear interest at a rate of 101.4% of the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate.

The Offer will target professional investors only, in compliance with Article 9-A of CVM Rule 539, of November 13, 2013, as amended, and Article 2 of CVM Rule 476. According to Article 3 of CVM Rule 476, the Offer will be presented to a maximum of seventy-five (75) professional investors, though the Debentures may only be subscribed by a maximum of fifty (50) professional investors. The process of structuring of the Offer and distribution of the Debentures will be undertaken by a financial institution belonging to the Securities Distribution System.

The proceeds from the issuance and offering of the Debentures will be used to fund the working capital of Stone Pagamentos, as well as for the payment of expenses and general investments related to the corporate purpose of Stone Pagamentos.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: June 25, 2019